UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Cubic Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

229669106

(CUSIP Number)

James R. Edwards

Cubic Corporation

Senior Vice President, General Counsel

and Secretary

9333 Balboa Avenue

San Diego, California 92123

(858) 505-2226

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 28, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or 13d-1(g), check the following box: ☐

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 229669106		SCHEDULE 13D

1.	Name of Reporting Person; S.S. or IRS Identification Walter C. Zable

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds OO

5.	Check box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,539,507 (1)

	8.	Shared Voting Power 465,368 (2)

	9.	Sole Dispositive Power 2,539,507 (1)

	10.	Shared Dispositive Power 465,368 (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,004,875 (1)(2)

12.	Check box if the Aggregate Amount in Row 11 Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row 11 11.2%

14.	Type of Reporting Person IN

(1)  Includes 2,306,761 shares owned by the Walter C. Zable Trust U/A/D dated 2/7/06 and 232,746 shares held in trusts for Mr. Zable’s children.  Mr. Zable has sole voting and dispositive power over such shares as the trustee of such trusts, and disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein.

(2) Includes (a) 187,370 shares owned by the Zable QTIP Marital Trust Dated 9/18/78, (b) 229,297 shares owned by The Survivor’s Trust Created Under the Zable Trust Dated 9/18/1978, (c) 32,593 shares owned by the Zable Reverse QTIP Marital Trust dated 9/18/78, and (d) 16,108 shares owned by the Zable Non-QTIP Marital Trust dated 9/18/78.  Mr. Zable and Karen F. Cox share voting and dispositive power over such shares as co-trustees of such trusts, and each disclaims beneficial ownership of such shares except to the extent of his or her pecuniary interest therein.

CUSIP No. 229669106		SCHEDULE 13D

1.	Name of Reporting Person; S.S. or IRS Identification Karen F. Cox

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds OO

5.	Check box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,521,569 (3)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,521,569 (3)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,521,569 (3)

12.	Check box if the Aggregate Amount in Row 11 Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row 11 9.4%

14.	Type of Reporting Person IN

(3) Includes (a) 187,370 shares owned by the Zable QTIP Marital Trust Dated 9/18/78, (b) 229,297 shares owned by The Survivor’s Trust Created Under the Zable Trust Dated 9/18/1978, (c) 32,593 shares owned by the Zable Reverse QTIP Marital Trust dated 9/18/78, and (d) 16,108 shares owned by the Zable Non-QTIP Marital Trust dated 9/18/78.  Walter C. Zable and Ms. Cox share voting and dispositive power over such shares as co-trustees of such trusts, and each disclaims beneficial ownership of such shares except to the extent of his or her pecuniary interest therein.  Also includes 240,000 shares held in trusts for Ms. Cox’s children.  Ms. Cox and her spouse share voting and dispositive power over such shares as co-trustees of such trusts and each disclaims beneficial ownership of such shares except to the extent of his or her pecuniary interest therein.  Also includes 1,816,201 shares held in a joint account with Ms. Cox and her spouse, with shared voting and dispositive power.

CUSIP No. 229669106		SCHEDULE 13D

1.	Name of Reporting Person; S.S. or IRS Identification Zable QTIP Marital Trust Dated 9/18/78

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds OO

5.	Check box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 187,370

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 187,370

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 187,370

12.	Check box if the Aggregate Amount in Row 11 Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row 11 0.7%

14.	Type of Reporting Person OO

CUSIP No. 229669106		SCHEDULE 13D

1.	Name of Reporting Person; S.S. or IRS Identification The Survivor’s Trust Created Under the Zable Trust Dated 9/18/1978

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds OO

5.	Check box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 229,297

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 229,297

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 229,297

12.	Check box if the Aggregate Amount in Row 11 Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row 11 0.9%

14.	Type of Reporting Person OO

CUSIP No. 229669106		SCHEDULE 13D

1.	Name of Reporting Person; S.S. or IRS Identification Zable Reverse QTIP Marital Trust Dated 9/18/78

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds OO

5.	Check box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 32,593

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 32,593

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 32,593

12.	Check box if the Aggregate Amount in Row 11 Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row 11 0.1%

14.	Type of Reporting Person OO

CUSIP No. 229669106		SCHEDULE 13D

1.	Name of Reporting Person; S.S. or IRS Identification Zable Non-QTIP Marital Trust Dated 9/18/78

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds OO

5.	Check box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 16,108

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 16,108

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,108

12.	Check box if the Aggregate Amount in Row 11 Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row 11 less than 0.1%

14.	Type of Reporting Person OO

CUSIP No. 229669106	SCHEDULE 13D

Explanatory Note:

This Amendment No. 3 (this “Amendment”) amends and supplements the statement on Schedule 13D initially filed with the Securities and Exchange Commission (“SEC”) on July 17, 2012 and amended by Amendment No. 1 thereto, filed with the SEC on May 30, 2013, and Amendment No. 2 thereto, filed with the SEC on June 26, 2013 (collectively, the “Statement”).  The Reporting Persons are filing this Amendment to report changes in their beneficial ownership since the previous filing of the Statement.  Except as set forth below, all previous Items set forth in the Statement are unchanged.  Capitalized terms used but not defined herein shall have the meanings given to such terms in the Statement.

Item 4.	Purpose of Transaction.

Item 4 of the Statement is amended by adding the following paragraph immediately prior to the last paragraph thereof:

On August 28, 2013, the Survivor’s Trust distributed 1,902,999 Shares to various beneficiaries, including the Zable QTIP Marital Trust, Karen F.Cox and the Walter C. Zable Trust U/A/D dated 2/7/06, and the Zable QTIP Marital Trust distributed 2,964,821 Shares (including 94,042 Shares that it received from the Survivor’s Trust on August 28, 2013) to various beneficiaries, including Karen F. Cox and the Walter C. Zable Trust U/A/D dated 2/7/06.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: August 30, 2013

/s/ James R. Edwards

James R. Edwards, as attorney-in-fact for each of Walter C. Zable, Karen F. Cox, the Zable QTIP Marital Trust Dated 9/18/78, the Survivor’s Trust Created Under the Zable Trust Dated 9/18/1978, the Zable Reverse QTIP Marital Trust Dated 9/18/78 and the Zable Non-QTIP Marital Trust Dated 9/18/78